

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2020

Daniel Joseph Rice, IV
Chief Executive Officer
Rice Acquisition Corp.
102 East Main Street, Second Story
Carnegie, PA 15106

      Re: Rice Acquisition Corp.
          Draft Registration Statement on Form S-1
          Submitted September 16, 2020
          CIK No. 0001823766

Dear Mr. Rice:

      We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 16, 2020

General

1. We note the offering will be conducted through an Up-C structure and that Class A Units of Opco can be exchanged for shares of Class A common stock on a one-for-one basis. Please disclose, if material, any economic differences or potential economic differences between the Class A common stock and Opco Units and the risks that such differences pose to public stockholders.

   You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Sarah Knight Morgan